Exhibit 21.1
SUBSIDIARIES OF REGISTRANT

Enphase Energy Australia Pty. Ltd., an Australian corporation.
Enphase Energy Canada, Inc., a Canadian corporation.
Enphase Energy S.A.S., a French corporation.
Enphase Energy S.r.l., an Italian corporation.
Enphase Energy NL B.V., a Dutch private limited liability company.
Enphase Energy New Zealand Limited, a New Zealand corporation.
Enphase Energy UK Limited, a United Kingdom corporation.